Exhibit 11.1

Statement Regarding Computation of Earnings Per Share

	Year Ended September 30
	2003	2002	2001
Basic
Income (loss) available to common shareholders	$(3,920)	4,558	(9,738)

Weighted average shares	824	731	698

Net earnings (loss) per share available to common shareholders	$(4.76)	6.24	(13.95)

Diluted
Income (loss) available to common shareholders	$(3,920)	4,558	(9,738)
Effect of dilutive securities:
Interest on convertible debenture	—	106	—
Change in fair value of derivative features	—	(90)	—

Net earnings (loss) available to common shareholders as adjusted	$(3,920)	4,574	(9,738)

Weighted average shares:
Outstanding	824	731	698
Convertible debenture	—	376	—

	824	1,107	698

Net earnings (loss) per share available to common shareholders	$(4.76)	4.13	(13.95)